SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (AMENDMENT NO. 1) 1


                              Optio Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    68389J106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    Jay Wolf
                              c/o Trinad Capital LP
                          153 East 53rd St., 48th Floor
                               New York, NY 10022
                                 (212) 521-5180

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 8, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.



---------------------------

      1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                                (Continued on following pages)

---------------------------                        ----------------------------
CUSIP No. 68389J106                   13D
---------------------------                        ----------------------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Trinad Capital LP                          20-0593276
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds *

     WC
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             1,462,300
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     0
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     1,462,300
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     1,462,300
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     6.92% (1)
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    PN
-------------------------------------------------------------------------------


(1) On the basis of 21,118,149 shares of Common Stock reported by the Company to be issued and outstanding as of December 13, 2004 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on December 15, 2004.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                        ----------------------------
CUSIP No. 68389J106                      13D
---------------------------                        ----------------------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Trinad Advisors GP, LLC                   10-0591650
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds *

     N/A
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             1,462,300
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     0
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     1,462,300
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     1,462,300
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     6.92%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    OO
-------------------------------------------------------------------------------

(1) On the basis of 21,118,149 shares of Common Stock reported by the Company to be issued and outstanding as of December 13, 2004 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on December 15, 2004.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                        ----------------------------
CUSIP No. 022780 10 0                    13D
 ---------------------------                        ---------------------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Robert Ellin                              N/A
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds *

     N/A
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             1,462,300
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     0
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     1,462,300
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     1,462,300 (1)
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     6.92%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
-------------------------------------------------------------------------------

(1) On the basis of 21,118,149 shares of Common Stock reported by the Company to be issued and outstanding as of December 13, 2004 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on December 15, 2004.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule 13D (this "Amendment"), amends the Schedule 13D filed on November 12, 2004 (the "Schedule 13D"), filed by jointly by Trinad Capital LP, Trinad Advisors GP, LLC and Robert Ellin (collectively, the "Reporting Persons"). This Amendment relates to the common stock, no par value per share (the "Common Stock"), of Optio Software, Inc., a Georgia corporation (the "Company"). The principal executive offices of the Company are located at 3015 Windward Plaza, Fairways II, Alpharetta, GA, 30005. This amendment amends
Item 4 and amends and restated in its entirety Item 5 of the Schedule 13-D. Except as provided herein, the Schedule 13-D remains in full force and effect.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13-D is hereby amended to reflect the following transactions. It should be noted that the transaction dated 06/02/04 was incorrectly listed as being for 227,000 shares in the Schedule 13-D. The correct number of shares is listed below. All of the shares of Common Stock reported herein were acquired for investment purposes. On each of the following dates and at the following prices per share Trinad Capital, LP made purchases of Common Stock on the open market with its working capital:




Date             Number of Shares Acquired                 Price Per Share

06/02/04         192,000                                   1.30007
11/22/04         9,300                                     1.17841
11/24/04         10,000                                    1.19850
11/29/04         10,000                                    1.23050
11/30/04         19,500                                    1.22797
12/08/04         205,200                                   1.11987
12/10/04         5,000                                     1.17300
12/13/04         3,000                                     1.20170
12/22/04         1,800                                     1.17833
12/23/04         10,000                                    1.20850
12/28/04         15,000                                    1.21100
12/31/04         10,000                                    1.46900
01/07/05         1,900                                     1.37740
01/11/05         7,000                                     1.27214
01/20/05         23,100                                    1.26845
01/31/05         25,000                                    1.31060
02/07/05         6,500                                     1.26081
02/08/05         2,600                                     1.31500
02/09/05         9,600                                     1.36802
02/16/05         5,000                                     1.31200
02/17/05         3,000                                     1.29000
02/17/05         1,000                                     1.33000
02/18/05         1,000                                     1.33000
02/23/05         2,500                                     1.23000
02/24/05         10,200                                    1.30860
02/25/05         2,200                                     1.32000
02/28/05         8,000                                     1.38625
02/28/05         25,000                                    1.26060
03/01/05         50,000                                    1.35010
03/01/05         14,700                                    1.32544


The Reporting Persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Report.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, Trinad Capital LP, Trinad Advisors GP, LLC (as the general partner of Trinad Capital LP) and Robert Ellin (as a Managing Member of Trinad Advisors GP, LLC) are deemed to beneficially own an aggregate of 1,462,300shares of Common Stock, representing approximately 6.92% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on December 15, 2004. Trinad Capital LP is deemed to be the direct beneficial owner of 1,462,300shares of Common Stock. Trinad Advisors GP, LLC is deemed to be the indirect beneficial owner of 1,462,300shares of Common Stock. Robert Ellin is deemed to be the indirect beneficial owner of 1,462,300 shares of Common Stock. Each of Trinad Advisors GP, LLC and Robert Ellin disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital LP (except for (i) the indirect interest of Trinad Advisors GP, LLC by virtue of being the general partner of Trinad Capital LLC, (ii) the indirect interest of Robert Ellin by virtue of being a member of Trinad Advisors GP, LLC, and (iii) the indirect interest of Robert Ellin by virtue of being a limited partner of Trinad Capital LP). Trinad Advisors GP, LLC and Robert Ellin have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(c)

Other than as set forth in this Report, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company's equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Trinad Capital LP


March 14, 2005                      By: /s/ Jay Wolf
                                       -----------------------------------------
                                    Name:  Jay Wolf
                                    Title:  Managing Director of Trinad
                                    Advisors GP, LLC, the General
                                    Partner of Trinad Capital LP


                                    Trinad Advisors GP, LLC

March 14, 2005                      By: /s/ Jay Wolf
                                       -----------------------------------------
                                    Name:  Jay Wolf
                                    Title: Managing Director

March 14, 2005                      /s/ Robert Ellin
                                    --------------------------------------------
                                    Robert Ellin

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).